

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Edward Smith
President, Chief Executive Officer and Director
SMTC CORP
7050 Woodbine Avenue
Markham, Ontario
Canada L3R 4G8

  Re: SMTC CORP
   Preliminary Proxy Statement on Schedule 14A
   Filed January 21, 2021
   File No. 000-31051

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Chris Hall